Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

September 9, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 4 to Registration Statement on Form S-1

Filed July 29, 2016

File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated August 19, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 2 of our letter and we reissue in part our comment. Please revise your website to clarify whether you have developed the properties depicted and clarify the intended use of the pictures on your website as noted in your response dated July 29, 2016.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have developed the properties depicted in the graphics on our website and our Wuhan subsidiary currently uses the building as our operation center, sale centers and corporate headquarter. We further clarify for the Staff that we intend to use the graphic to provide our prospective clients with a visual demonstration of the development completed thus far for our port project in Wuhan.

Risk Factors

We have identified material weaknesses …, page 10

2.	We note your response to comment 4 of our letter and your revised disclosure on pages 10-11. Please revise the risk factor to remove the mitigating language and to focus on the risk. Please include your detailed discussion of additional measures and actions to be taken elsewhere in the prospectus such as in the MD&A section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the mitigating language from discussion of the risk factor on page 10-11 and included them in the MD&A under the section “Remediation Effort Taken to Address the Material Weaknesses Identified for the Fiscal Year Ended December 31, 2015” in the amended S-1.

Financial Statements

General

3.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that interim financials for the three and six months ended June 30, 2016 has been included in this amended S-1.

6. Real Estate Properties and Land Lots Under Development, page F-13

4.	We note your response to our prior comment 6 and the related changes to your disclosure. We are uncertain how your disclosure makes it clear that the $316 million in land lots undeveloped takes the form of land use rights. Specifically, we are unclear why this table contains a separate line item for cost of land use rights. Please revise the caption in this table to clearly indicate that the $316 million in land lots undeveloped represents an investment in land use rights and not a direct investment in land as indicated in your response to comment 8 in your letter dated June 17, 2016.

RESPONSE: We note that Staff’s comment, and in response thereto, respectfully advise the Staff that we revised our disclosure here and made it clear that the $316 million in land lots undeveloped takes the form of land use rights. We revised the caption in the table to clearly indicate that the $316 million in land lots undeveloped represents an investment in land use rights and not a direct investment in land as indicated in our response to comment 8 in our letter dated June 17, 2016.

The table was revised as follows:

6. REAL ESTATE PROPERTIES AND LAND LOTS UNDER DEVELOPMENT

The components of real estate properties and land lots under development were as follows:

	December 31,
	2015	2014
Properties under development
Wuhan Centre China Grand Steel Market
Costs of land use rights	$9,306,948	$9,830,445
Other development costs	38,982,735	40,385,963

Land lots under development
Costs of land use rights	316,586,422	334,393,764
	$364,876,105	$384,610,172

The investments in undeveloped land were acquired in September, 2007. The Company leases the land under land use right leases with various terms from the PRC government, and does not have ownership of the underlying land.

As of December 31, 2015, the Company has three buildings under development of the project described in Note 5 covering area of approximately 57,450.4 square meters of construction area.

Land use right with net book value of $181,287,079, including in real estate held for development and land lots undeveloped were pledged as collateral for the financial institution loan as at December 31, 2015. (See Note 10).

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer